Readington Holdings, Inc.

File No. 811-10055

Exhibit 77D

[New investment policies]

The following material changes in the investment policies of the registrant have occurred and have not been approved by shareholders.

a.

The registrant added certificates of deposit issued by commercial banks as a permissible type of security in which it may invest.  The minimum long-term deposit rating for banks issuing certificates of deposit is “AA” by at least two nationally recognized statistical rating organizations.

b.

The market value of the registrant’s investments in the securities of any one issuer, other than obligations issued or guaranteed by the U.S. Treasury, the U.S. Government or U.S. Federal Agencies, and investments in other regulated investment companies, may not exceed 3% of the aggregate market value of the Company's total assets.  This was lowered from 5%.

a.

The registrant now provides that the maximum remaining term to maturity (on of the date of acquisition) of any individual New Investment may not exceed 13 months and the average effective duration of all New Investments in aggregate may not exceed 90 days.  Previously, the registrant’s policies were that the maximum effective duration of any individual New Investment may not exceed five years and the average effective duration of all New Investments as a whole may not exceed two years.  Also, the registrant now provides that repurchase agreements with any one counterparty (together with any investments in securities of such counterparty) do not exceed 10% of the aggregate market value of the New Investments.  This was lowered from 25%.